UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

________________________

PATRIOT TRANSPORTATION HOLDING, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

70338W105

(CUSIP Number)

Daniel B. Nunn, Jr.
Nelson Mullins
50 N. Laura Street
41st Floor

Jacksonville, FL 32202

(904) 665-3601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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1.	Names of Reporting Persons Thompson S. Baker II
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 48,086
	8.	Shared Voting Power 143,357
	9.	Sole Dispositive Power 48,086
	10.	Shared Dispositive Power 143,357
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,173
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (see Instructions) IN

SCHEDULE 13D
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1.	Names of Reporting Persons Edward L. Baker
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,788
	8.	Shared Voting Power 141,158
	9.	Sole Dispositive Power 36,788
	10.	Shared Dispositive Power 141,158
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,946
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (see Instructions) IN

SCHEDULE 13D
CUSIP No. 30292L107	4

1.	Names of Reporting Persons Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable*
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 141,158
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 141,158
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,158
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (see Instructions) OO

*       See Item 4 below.

SCHEDULE 13D
CUSIP No. 30292L107	5

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is filed to amend the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on February 9, 2015 by Thompson S. Baker II, Edward L. Baker and the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 (the “ELB Trust”), as subsequently amended on February 7, 2017 (as amended, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D remain unchanged in all material respects.

As of the date of filing of this Amendment No. 2, the ELB Trust beneficially owns less than 5% of the issued and outstanding common stock (“Common Stock”) of Patriot Transportation Holding, Inc., a Florida corporation (the “Issuer”). Consequently, this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing with respect to the ELB Trust.

ITEM 2. IDENTITY AND BACKGROUND

Item 2(c) is hereby amended and restated in its entirety as follows:

(c)	Edward L. Baker is the Chairman Emeritus for the Issuer. The address principal executive office of the Issuer is located at 200 W. Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

Thompson S. Baker II is the Chief Operating Officer for Vulcan Materials Company. The principal executive office of Vulcan Materials Company is located at 1200 Urban Centre Drive, Birmingham, Alabama, 35242.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

Except as set forth herein, the Reporting Persons acquired all shares of Common Stock reported in this statement as a result of the spin-off (“Spin-off”) of the Issuer by FRP Holdings, Inc. ("FRP") on January 30, 2015, wherein FRP distributed, by way of a dividend, all of the shares of Common Stock of the Issuer to its shareholders of record as of January 9, 2015 (the "Record Date"). Shareholders of FRP on the Record Date received one share of the Issuer's Common Stock for every three shares of FRP common stock held.

Between February 1, 2015 and January 25, 2017, Edward L. Baker was awarded a total of 5,378 shares of Common Stock in accordance with the Issuer’s director compensation policy, and Thompson S. Baker II was awarded a total of 22,495 options to purchase Common Stock (with each option grant vesting ratably over 5 years commencing on the first anniversary of the grant date) in accordance with the Issuer’s equity incentive plan.

Between January 31, 2018 and January 29, 2020, Edward L. Baker was awarded a total of 6,964 shares of Common Stock and Thompson S. Baker II was awarded a total of 14,178 shares of Common Stock in accordance with the Issuer’s director compensation policy.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired all shares of Common Stock reported in this statement as a result of the Spin-off or in connection with the Issuer’s officer and director incentive compensation policies and currently intend to hold such shares for investment purposes. Each Reporting Person serves as a director

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CUSIP No. 30292L107	6

of the Issuer and will continue to participate in and receive awards granted to directors under the Company’s incentive compensation policies for as long as he serves as a director of the Issuer.

Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated in items (a)-(i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	Edward L. Baker is the beneficial owner of 177,946 shares of Common Stock, which constitutes 5.3% of the issued and outstanding Common Stock of the Issuer. Mr. Baker’s beneficial ownership includes: (i) 1,373 shares he holds directly; (ii) 35,415 shares held by the Edward L. Baker Living Trust, of which Mr. Baker is the sole trustee and sole beneficiary; and (iii) 141,158 shares held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, of which Mr. Baker is the sole income beneficiary and co-trustee and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Thompson S. Baker II is the beneficial owner of 221,173 shares of Common Stock, which constitutes 6.5% of the issued and outstanding Common Stock of the Issuer. Mr. Baker’s beneficial ownership includes (i) 48,086 shares held by the Thompson S. Baker II Revocable Living Trust, of which Mr. Baker is the sole trustee and sole beneficiary; (ii) 141,158 shares held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, of which Mr. Baker is a co-trustee and as to which Mr. Baker disclaims beneficial ownership except to the

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CUSIP No. 30292L107	7

extent of his pecuniary interest therein; (iii) 733 shares held by his wife’s living trust, as to which he disclaims beneficial ownership except to the extent of his pecuniary interest therein; (iv) 2,199 shares held in trusts for the benefit of his children, of which Mr. Baker is a co-trustee and as to which and as to which Mr. Baker disclaims beneficial ownership; and (v) 28,997 stock options that are exercisable within sixty days of the date of the filing of this Amendment No. 2.

The Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 is the beneficial owner of 141,158 shares of Common Stock, which constitutes 4.2% of the issued and outstanding Common Stock of the Issuer. Such shares are included in Edward L. Baker’s and Thompson S. Baker II’s beneficial ownership.

The Reporting Persons beneficially own, in the aggregate, 257,961 shares of shares of Common Stock, which constitutes 7.6% of the issued and outstanding Common Stock of the Issuer.

(b)	Edward L. Baker has sole voting and dispositive power with respect to 36,788 shares of Common Stock, which includes: (i) 1,373 shares held directly by Mr. Baker and (ii) the 35,415 shares held by the Edward L. Baker Living Trust, as sole trustee. Mr. Baker has shared voting and dispositive power with respect to the 141,158 shares held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, as co-trustee.

Thompson S. Baker II has sole voting and dispositive power with respect to the 48,086 shares of Common Stock held by the Thompson S. Baker II Revocable Living Trust, as sole trustee, and has shared voting and dispositive power with respect to (i) the 141,158 shares held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965, as co-trustee; and (ii) the 2,199 shares held in trusts for the benefit of his children, as co-trustee.

The Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 has sole voting and dispositive power with respect to 141,158 shares of Common Stock held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 and has no shared voting or dispositive power.

(c)	Other than disclosed in this statement, no transactions were effected by the Reporting Persons in the past sixty days.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)	Not applicable with respect to Edward L. Baker and Thompson S. Baker II. The ELB Trust has never beneficially owned more than 5% of the Issuer’s Common Stock, and the Reporting Persons have determined that the ELB Trust is not required to report as a separate reporting person on Schedule 13D or Schedule 13G. This Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing with respect to the ELB Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.	Joint Filing Agreement

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CUSIP No. 30292L107	8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2020                                             /s/ Edward L. Baker

EDWARD L. BAKER,

Date: April 7, 2020                                             /s/ Thompson S. Baker II

THOMPSON S. BAKER II

EXHIBIT INDEX__________________

Exhibit 1 Joint Filing Agreement

SCHEDULE 13D
CUSIP No. 30292L107	Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the dates set forth below.

Date: April 6, 2020                                             /s/ Edward L. Baker

EDWARD L. BAKER,

Date: April 7, 2020                                             /s/ Thompson S. Baker II

THOMPSON S. BAKER II